UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

MSD Investment Corp.

(Name of Issuer)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

None

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. None	Page 1 of 5 Pages

1	NAMES OF REPORTING PERSONS MSD Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 29,135,628
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 29,135,628

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,135,628
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 29.6% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

The percentages used herein are calculated based upon 98,381,778 shares of the issuer’s common stock outstanding as of November 8, 2024, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2024.

CUSIP NO. None	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Noble Environmental Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 24,653,224
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 24,653,224

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,653,224
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 25.1% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The percentages used herein are calculated based upon 98,381,778 shares of the issuer’s common stock outstanding as of November 8, 2024, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2024.

CUSIP NO. None	Page 3 of 5 Pages

1	NAMES OF REPORTING PERSONS MSD Portfolio L.P. - Investments
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 24,653,224
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 24,653,224

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,653,224
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 25.1% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

The percentages used herein are calculated based upon 98,381,778 shares of the issuer’s common stock outstanding as of November 8, 2024, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2024.

CUSIP NO. None	Page 4 of 5 Pages

1	NAMES OF REPORTING PERSONS MSD Portfolio L.P. - MSD Personal Income
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 4,482,404
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 4,482,404

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,482,404
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

The percentages used herein are calculated based upon 98,381,778 shares of the issuer’s common stock outstanding as of November 8, 2024, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2024.

CUSIP NO. None	Page 5 of 5 Pages

1	NAMES OF REPORTING PERSONS Michael S. Dell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 29,135,628
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 29,135,628

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,135,628
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 29.6% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

The percentages used herein are calculated based upon 98,381,778 shares of the issuer’s common stock outstanding as of November 8, 2024, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2024.

Item 1(a)	Name of Issuer:

The name of the issuer is MSD Investment Corp. (the “Company”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive office is located at One Vanderbilt Avenue, 26th Floor, New York, New York 10017.

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by and on behalf of each of MSD Capital, L.P. (“MSD Capital”), Noble Environmental Investments, LLC (“Noble Investments”), MSD Portfolio L.P. - Investments (“MSD Portfolio”), MSD Portfolio L.P. – MSD Personal Income (“MSD Personal Income”) and Michael S. Dell (collectively, the “Reporting Persons”). Each of Noble Investments and MSD Personal Income is the direct owner of the securities covered by this statement.

MSD Portfolio indirectly owns Noble Investments through wholly-owned subsidiaries of MSD Portfolio, and MSD Portfolio may be deemed to beneficially own securities owned by Noble Investments. MSD Capital is the general partner of MSD Portfolio and MSD Personal Income and may be deemed to beneficially own securities owned by MSD Portfolio and MSD Personal Income. MSD Capital Management LLC (“MSD Capital Management”) is the general partner of MSD Capital and may be deemed to beneficially own securities owned by MSD Capital. Michael S. Dell is the owner of MSD Portfolio and the controlling member of MSD Capital Management and may be deemed to beneficially own securities owned by MSD Portfolio and MSD Capital Management.

The Reporting Persons have entered into a Joint Filing Agreement, dated November 14, 2024 a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Neither the filing of this statement nor anything herein shall be construed as an admission that any person other than the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of MSD Capital, Noble Investments, MSD Portfolio and MSD Personal Income is One Vanderbilt Avenue, 26th Floor, New York, New York 10017.

The address of the principal business office of Mr. Dell is c/o Dell, Inc., One Dell Way, Round Rock, Texas 78682.

Item 2(c)	Citizenship:

MSD Capital, MSD Portfolio and MSD Personal Income are each organized as a limited partnership under the laws of the State of Delaware.

Noble Investments is organized as a limited liability company under the laws of the State of Delaware.

Mr. Dell is a United States citizen.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share.

Item 2(e)	CUSIP No.:

None.

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership:

A.	MSD Capital, L.P.

(a)	Amount beneficially owned: 29,135,628

(b)	Percent of class: 29.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 29,135,628

(iii)	Sole power to dispose or direct the disposition of: -0-

(iv)	Shared power to dispose or direct the disposition of: 29,135,628

B.	Noble Environmental Investments, LLC

(a)	Amount beneficially owned: 24,653,224

(b)	Percent of class: 25.1%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 24,653,224

(iii)	Sole power to dispose or direct the disposition of: 0

(iv)	Shared power to dispose or direct the disposition of: 24,653,224

C.	MSD Portfolio L.P. - Investments

(a)	Amount beneficially owned: 24,653,224

(b)	Percent of class: 25.1%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 24,653,224

(iii)	Sole power to dispose or direct the disposition of: -0-

(iv)	Shared power to dispose or direct the disposition of: 24,653,224

D.	MSD Portfolio L.P. – MSD Personal Income

(a)	Amount beneficially owned: 4,482,404

(b)	Percent of class: 4.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 4,482,404

(iii)	Sole power to dispose or direct the disposition of: -0-

(iv)	Shared power to dispose or direct the disposition of: 4,482,404

E.	Michael S. Dell

(a)	Amount beneficially owned: 29,135,628

(b)	Percent of class: 29.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 29,135,628

(iii)	Sole power to dispose or direct the disposition of: -0-

(iv)	Shared power to dispose or direct the disposition of: 29,135,628

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024

MSD Capital, L.P.

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

Noble Environmental Investments, LLC

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Authorized Signatory

MSD Portfolio L.P. - Investments

By:	MSD Capital, L.P.
Its:	General Partner

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Portfolio L.P. – MSD Personal Income

By:	MSD Capital, L.P.
Its:	General Partner

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

Michael S. Dell

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description of Exhibit

24.1	Power of Attorney (incorporated herein by reference to Exhibit 24.1 to the Schedule 13G relating to the common units of Atlas Energy, L.P. filed February 22, 2011 by MSD Capital, MSD Energy Investments, L.P. and Michael S. Dell)

99.1	Joint Filing Agreement dated November 14, 2024